FOR IMMEDIATE RELEASE               Contact: Guy T. Marcus
March 22, 2001                      Vice President-Investor Relations
                                    214/978-2691


                       HALLIBURTON TO APPEAL COURT RULING


         DALLAS, Texas -- Halliburton Company (NYSE:HAL) announced today that the Delaware Chancery Court issued an opinion yesterday in the pending litigation between the company and its Kellogg Brown & Root, Inc. subsidiary and Highlands Insurance Group, Inc. The Court ruled that all of the fixed cost insurance policies issued by Highlands Insurance Company to Kellogg Brown & Root were terminated at the time of the spin-off of Highlands from Halliburton in 1996 pursuant to an agreement entered into by Halliburton and Highlands at that time. This ruling is contrary to Halliburton's interpretation of the provisions of such agreement and the parties' interpretation of the applicable agreements for more than four years. Halliburton's legal counsel, Vinson & Elkins LLP, has advised Halliburton that in its opinion it is likely that this ruling will be reversed on appeal to the Delaware Supreme Court since it is in clear contravention of the provisions of the applicable agreements between the parties. Halliburton plans to file its appeal as soon as possible.
         Kellogg Brown & Root has recorded a receivable due from Highlands of $50 million as of December 31, 2000, plus an additional several million dollars since then. In the pending litigation Highlands has asserted that it does not owe such amount and that it is entitled to recover from Kellogg Brown & Root

                                     -more-

Halliburton Company                               page 2

approximately $6 million that it has paid for claims made under the fixed cost policies since the spin-off. Most of the amounts involved in this litigation relate to claims made by third parties against Kellogg Brown & Root for alleged exposure to asbestos contained in materials used in construction projects conducted by Kellogg Brown & Root.
         Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at www.halliburton.com.

NOTE: In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, Halliburton Company cautions that statements in this press release which are forward looking and which provide other than historical information involve risks and uncertainties that may impact the company's actual results of operations. Please see Halliburton's Form 10-Q for the quarter ended September 30, 2000 for a more complete discussion of such risk factors.

                                       ###